UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28953/October 21, 2009

_____
In the Matter of   :
                                              :
SURGEONS DIVERSIFIED INVESTMENT FUND   :
Surgeons Asset Management, LLC   :
633 North St. Clair St.   :
Chicago, IL 60611   :
                                              :
(811-21868)   :
_____   :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Surgeons Diversified Investment Fund filed an application on
August 20, 2009, requesting an order under section 8(f) of the
Act declaring that it has ceased to be an investment company.

On September 25, 2009, a notice of filing of the application
was issued (Investment Company Act Release No. 29830). The
notice gave interested persons an opportunity to request a
hearing and stated that an order disposing of the application
would be issued unless a hearing was ordered. No request for a
hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant
has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                    Florence E. Harmon
                                    Deputy Secretary